Exhibit 99.3

Number: BC0206251

CERTIFICATE OF CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that TIDAL ROYALTY CORP. changed its name to RED WHITE & BLOOM BRANDS INC. on April 24, 2020 at 11:53 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On April 24, 2020

CAROL PREST

Registrar of Companies

Province of British Columbia Canada

ELECTRONIC CERTIFICATE